CERTIFICATE OF QUALIFICATION

AMC Mining Consultants Pty Ltd,
Level 19, 114 William Street,
Melbourne, Victoria, 3000,
Australia.

Telephone: +61 3 8601 3300
Fax: +61 3 8601 3399
Email:rwebster@amcconsultants.com

I, Rodney Webster, M.AIG, do hereby certify that:

1.	I am Principal Geologist for AMC Mining Consultants Pty Ltd, Level 19, 114 William Street, Melbourne, Victoria, 3000, Australia.

2.	I graduated with a BAppSC. in Geology from Royal Melbourne Institute of Technology University in 1980.

3.	I am a member of the the Australasian Institute of Mining and Metallurgy, and of the Australian Institution of Geoscientists.

4.

I have practiced my profession continuously since 1980, and have been involved in mineral exploration and mine geology for a total of 34 years since my graduation from university. This has involved working in Australia, United Kingdom and Canada. My experience is principally in base metals, precious metals, coal, mineral sands and uranium.

5.

I have read the definition of “Qualified Person” set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43- 101) and past relevant work experience, I fulfill the requirements to be a “Qualified Person” for the purposes of NI 43-101.

6.

I am responsible for the preparation of parts of Sections 1, 10-12, 14 and 26 of the Technical Report titled “San Dimas Property San Dimas District, Durango and Sinaola States, Mexico, Technical Report for Primero Mining Corp.”, dated 18 April 2014. I have visited the San Dimas Property from 3 – 7 February 2012.

7.	I have prior involvement with the property that is the subject of the Technical Report, as I was responsible for items in the previous Technical Report which has an effective date of 16 April 2012.

8.	I am independent of the issuer applying all of the tests in section 1.5 of NI 43-101.

9.	I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

10.

As at the effective date of the Technical Report, to the best of my knowledge, information, and belief, the parts of the Technical Report that I am responsible for, contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

Dated this 17 April, 2014

Original signed and sealed by
________________________________
Rodney Webster, M.AIG
AMC Mining Consultants (Canada) Limited